Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Synovus Financial Corp. and Pinnacle Financial Partners, Inc.
Commission File No.: 001-10312
Date: August 21, 2025

[The following joint press release was issued by Synovus Financial Corp. and Pinnacle Financial Partners, Inc. on August 21, 2025.]

FOR IMMEDIATE RELEASE

PINNACLE FINANCIAL PARTNERS AND SYNOVUS ANNOUNCE EXECUTIVE LEADERSHIP TEAM FOR COMBINED COMPANY

NASHVILLE, TN AND COLUMBUS, GA, Aug. 21, 2025 – Pinnacle Financial Partners (Nasdaq/NGS: PNFP) and Synovus Financial Corp. (NYSE: SNV) have named the combined company’s expected executive leadership team in the next step to bringing together two of the top-performing regional banks. The merger between Pinnacle and Synovus is expected to close in the first quarter of 2026, at which time President and CEO Kevin Blair will be joined by an experienced team of leaders that draws from the best of both institutions.

Upon closing, this team is expected to lead the firm’s most critical corporate functions to drive transformative growth, ignite innovation and shape the future of the combined company under the Pinnacle brand.

•	Rob McCabe, Chief Banking Officer
•	Jamie Gregory, Chief Financial Officer
•	Zack Bishop, Chief Operating Officer
•	Shellie Creson, Chief Risk Officer
•	Allan Kamensky, Chief Legal Officer
•	Matt Paluch, Chief of Staff to Kevin Blair
•	Dana Sanders, Chief Audit Executive
•	Charissa Sumerlin, Chief Credit Officer
•	Jennifer Upshaw, Chief Administrative Officer
•	Liz Wolverton, Chief Digital and Product Solutions Officer
•	Summer Yeiser, Chief People Officer

“By uniting Pinnacle’s proven high-growth banking model with Synovus’ strategic investments in solutions, technology and scale—and leveraging the strengths of both organizations’ engaged talent and loyal client bases—we’re building a foundation for exceptional performance and enduring success,” Blair said. “This team will lead the way, but it’s our thousands of dedicated and passionate professionals who will truly bring our vision to life, living our culture and values every day and building on the proud legacies of both organizations.”

Reporting to Blair, McCabe will lead revenue-producing units for the combined firm, including the previously announced geographic leaders and the team tasked with delivering exceptional service and advice to clients across the firm’s footprint while maintaining local relationship management and a geographic model.

•	Wayne Akins – Wealth management, including trust and investment solutions; mortgage; and third-party payments
•	Rick Arthur – Consumer and small business banking, including specialty deposit offerings
•	Kevin Combs – Franchise; quick service restaurant; solar and alternative energy; and convenience and gas industries
•	Tom Dierdorff – Banking and advisory solutions to financial institutions; technology, media and communications; and healthcare industries
•	Kris Foster – Equipment and aircraft finance; dealer industry banking
•	Mike Hammontree – Commercial payments products and programs, including treasury management, merchant card services, international trade services and foreign exchange
•	Kevin Howard – Institutional commercial real estate lending, structured lending, government banking, senior housing and other specialty banking services
•	Andy Moats – Music, entertainment and sports banking
•	Dan Stubblefield – Organizational performance optimization

Upon closing, Pinnacle President and CEO Terry Turner will become non-executive chairman of the board of directors of Pinnacle with McCabe serving as vice chairman, ensuring a smooth transition. Their continued leadership of the combined company forms a deep connection to Pinnacle’s founding and the model that has made it one of the most highly regarded banks and bank stocks in the country.

“Terry and I co-founded Pinnacle with a group of like-minded business leaders 25 years ago, and choosing the next generation of leadership is the most important thing we’ve done since,” McCabe said. “There’s a similar amount of like-mindedness between the teams at Pinnacle and Synovus, which makes us enthusiastic that we can deliver on this merger with minimal friction. I’ve been a banking practitioner here since 2000 and have enjoyed a lot of success. Now we’ll work together to translate that into success with our new partners.”

Both firms have established Integration Management Office teams to coordinate decisions and align priorities to build a strong, unified organization upon closing of the transaction. Upshaw and Arthur will lead these efforts for Synovus and Pinnacle, respectively, engaging teams from across both organizations to identify and execute top integration planning priorities.

The transaction is expected to close in the first quarter of 2026, subject to the receipt of required regulatory approvals, approval by Pinnacle and Synovus shareholders and the satisfaction of other customary closing conditions.

About Pinnacle

Pinnacle Financial Partners provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution. The firm is the No. 1 bank in the Nashville-Murfreesboro-Franklin MSA, according to 2024 deposit data from the FDIC. Pinnacle is No. 9 on FORTUNE magazine’s 2025 list of 100 Best Companies to Work For® in the U.S., its ninth consecutive appearance and was recognized by American Banker as one of America’s Best Banks to Work For 12 years in a row and No. 1 among banks with more than $10 billion in assets in 2024.

The firm began operations in a single location in downtown Nashville, TN in October 2000 and has since grown to approximately $54.8 billion in assets as of June 30, 2025. As the second-largest bank holding company headquartered in Tennessee, Pinnacle operates in several primarily urban markets across the Southeast.

            Additional information concerning Pinnacle, which is included in the Nasdaq Financial-100 Index, can be accessed at www.pnfp.com.

About Synovus

Synovus Financial Corp. is a financial services company based in Columbus, Georgia, with approximately $61 billion in assets. Synovus provides commercial and consumer banking and a full suite of specialized products and services, including wealth services, treasury management, mortgage services, premium finance, asset-based lending, structured lending, capital markets and international banking. As of June 30, 2025, Synovus has 244 branches in Georgia, Alabama, Florida, South Carolina and Tennessee. Synovus is a Great Place to Work-Certified Company. Learn more about Synovus at synovus.com.

Pinnacle Contacts
Investors Harold Carpenter Chief Financial Officer harold.carpenter@pnfp.com	Media Joe Bass Director of External Relations joe.bass@pnfp.com

Synovus Contacts
Investors Jennifer H. Demba, CFA Senior Director, Investor Relations jenniferdemba@synovus.com	Media Audria Belton Director, External Communications media@synovus.com

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.
33 West 14th Street
Columbus, GA 31901
Attention: Investor Relations
InvestorRelations@synovus.com
(706) 641-6500

Pinnacle Financial Partners, Inc.
21 Platform Way South
Nashville, TN 37203
Attention: Investor Relations
investor.relations@pnfp.com
(615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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